March 13, 2006

VIA EDGAR and OVERNIGHT MAIL
Stephen Krikorian, Accounting Branch Chief
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

         Re:      Thinkpath, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Filed April 15, 2005 Form 10-QSB for the quarter ended March 31, 2005 Filed April 15, 2005
                  Form 10-QSB for the quarter ended June 30, 2005
                  Filed August 22, 2005
                  File No. 001-14813

Dear Mr. Krikorian:

         Below, please find our responses to your September 28, 2005 comment letter. We have numbered the responses to correspond with your comment letter.

1. BASED ON YOUR RESPONSES TO PRIOR COMMENTS 3 AND 7 IN YOUR LETTER DATED JULY 12, 2005 AND THE RESPONSES TO PRIOR COMMENTS 1, 2 AND 3 IN YOUR LETTER DATED SEPTEMBER 15, 2005, IT APPEARS THAT YOU HAVE CONCLUDED THAT YOUR PREVIOUSLY ISSUED FINANCIAL STATEMENTS SHOULD NO LONGER BE RELIED UPON BECAUSE OF AN ERROR IN SUCH FINANCIAL STATEMENTS. AS SUCH, A FORM 8-K SHOULD BE FILED PURSUANT TO
ITEM 4.02 OF THE FORM.

RESPONSE

On October 7, 2005, the Company filed a Form 8-K pursuant to Item 4.02 disclosing that its previously issued financial statements which are included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon because of an error in such financial statements. The Company also disclosed its intent to file Forms 10-QSB/A and a Form 10-KSB/A amending the Forms 10-QSB and 10-KSB, respectively, to include the respective restated financial statements as soon as possible after the completion of its discussions with the SEC staff.


2. YOU INDICATED IN RESPONSE TO PRIOR COMMENT NUMBER 3 IN YOUR LETTER DATED SEPTEMBER 15, 2005 THAT YOU PLAN TO FILE A REVISION TO YOUR FORM 10-KSB TO REFLECT THE RESTATEMENTS. THE AMENDED FINANCIAL STATEMENT SHOULD BE FILED AS SOON AS PRACTICAL. TELL US WHEN YOU PLAN TO FILE THE AMENDED FORM 10-KSB. ALSO TELL US WHETHER YOU ALSO PLAN TO AMEND BOTH OF YOUR FORM 10-QSBS FOR THE SUBSEQUENT INTERIM PERIODS ENDED MARCH 31, 2005 AND JUNE 30, 2005 TO REFLECT THE RESTATEMENTS.

RESPONSE

The Company intends to file Forms 10-QSB/A and a Form 10-KSB/A amending the Forms 10-QSBs and 10-KSB, respectively, to include the respective restated financial statements as soon as possible after the completion of its discussions with the SEC staff.

3. IN RESPONSE TO PRIOR COMMENT NUMBER 3 IN YOUR LETTER DATED SEPTEMBER 15, 2005, YOU INDICATE YOUR INTENTION TO AMEND THE FINANCIAL STATEMENTS TO LIMIT THE AMOUNT OF BENEFICIAL CONVERSION FEATURE TO THE AMOUNT OF PROCEEDS ALLOCATED TO THE CONVERTIBLE DEBENTURES. PLEASE PROVIDE US WITH THE CALCULATION OF YOUR PROPOSED ADJUSTMENTS TO THE 2003 AND 2004 FINANCIAL STATEMENTS. IN THIS REGARD, WE NOTE THAT THE ADJUSTED AMOUNT OF BENEFICIAL CONVERSION FEATURE FOR 2003 DEBENTURES IS APPROXIMATELY $2,210 THOUSAND, HOWEVER THE AMOUNT OF PROCEEDS ALLOCATED TO THE CONVERTIBLE DEBENTURES WAS $924 THOUSAND. IN ADDITION, WE NOTE THAT THE ADJUSTED AMOUNT OF BENEFICIAL CONVERSION FEATURE FOR 2004 DEBENTURES IS APPROXIMATELY $1,242 THOUSAND, HOWEVER THE AMOUNT OF PROCEEDS ALLOCATED TO THE CONVERTIBLE DEBENTURES WAS $731 THOUSAND.

RESPONSE

The Company intends to amend the financial statements to limit the amount of beneficial conversion feature to the amount of proceeds allocated to the convertible debentures as indicated in paragraph 6 of EITF 98-5.

As the first convertible debentures were issued on December 5, 2002, only a very small portion of the beneficial conversion feature and amount allocated to warrants was amortized in 2002 and the balances were carried forward to 2003 to be amortized in this period.

The calculations for the adjusted amount of beneficial conversion feature for the 2003 debentures and 2004 debentures are attached hereto as Exhibit A.

4. IN YOUR PROPOSED REVISED DISCLOSURE INCLUDED IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 4 IN YOUR LETTER DATED SEPTEMBER 15, 2005, YOU INDICATE THAT, AS OF DECEMBER 31, 2004, TWO MATERIAL WEAKNESSES WERE IDENTIFIED. DISCLOSE IN GREATER DETAIL THE NATURE OF THE MATERIAL WEAKNESSES IDENTIFIED IN YOUR DISCLOSURE. DESCRIBE THE FACTS AND CIRCUMSTANCES LEADING TO THE IDENTIFICATION OF THE MATERIAL WEAKNESSES.

RESPONSE

Please see the revised disclosure below which includes a description of the nature of the material weaknesses including the Company's failure to identify and provide the correct accounting treatment for the Company's convertible debenture financing and its failure to retain the personnel that would be able to identify such issue.

The disclosure also discusses the circumstances leading the identification of the material weaknesses, which included the CEO and CFO's evaluation of the inappropriate accounting treatment of the two convertible debentures issued by the Company and subsequent decision that such treatment was the result of a material weakness in the Company's control environment.

         "(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and recorded within time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. The Company's certifying officers have concluded that the Company's disclosure controls and procedures were not effective in reaching that level of reasonable assurance in so far as the controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

         As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective. In light of the material weakness described below, which were first discovered by the Chief Executive Officer and the Chief Financial Officer subsequent to the end of the quarter ended June 30, 2005, the Company implemented additional post closing procedures to ensure its consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes the financial statements presented in this Form 10-KSB fairly present, in all material respects, the Company's financial position, results of operations and cash flow for the periods presented.

         The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004.

         A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, management has identified the following material weaknesses:

         1. As of December 31, 2004, the Company did not have an effective control environment based on criteria established in "Internal Control
         - Integrated Framework" issued by COSO. The Company failed to design appropriate company wide policies and procedures over the accounting, revenue, treasury and risk management functions and did not uniformly and consistently communicate the importance of internal controls throughout the organization. In addition, the Company's policies and procedures with respect to review and supervision of its accounting operations were not operating effectively in so far as the Company failed to implement the appropriate accounting treatment in connection with two convertible debenture financings engaged in by the Company. This control deficiency, together with the control deficiencies described in point 2 below, indicate that the Company did not maintain an effective control environment. This control deficiency could result in a material misstatement of annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

         2. As of December 31, 2004, the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company's financial reporting requirements including personnel that had the expertise to evaluate the accounting treatment of convertible debentures issued by the Company. In addition, the Company also failed to implement processes to ensure periodic monitoring of its existing internal control activities over financial reporting. Specifically, the Company had a shortage of finance and accounting staff with sufficient depth and skill in the application of U.S. generally accepted accounting principles and individuals in the finance function who did not have the appropriate skills, training and experience to meet the objective that should be expected of these roles.

         Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on the criteria in Internal Control - Integrated Framework.

         PLAN FOR REMEDIATION OF MATERIAL WEAKNESSES

         At the direction of our board of directors, management has spent and continues to spend a significant amount of time, effort and resources to improve our control environment. Such efforts have included the engagement of the Complex Accounting and Transaction Expertise and the SEC Services Group of Deloitte & Touche, the appointment of David Barnes as a director of the Company who has extensive accounting experience and will serve on our audit committee, the subscription to accounting journals and the attendance of accounting seminars by our personnel. This effort has been undertaken to improve our operational and financial reporting efficiency.

         Although we have undertaken steps to prevent further material weaknesses or significant deficiencies in our internal controls, we cannot assure that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that have not previously been identified, or that all the material weaknesses identified in this report were remediated by December 31, 2005.

         (b) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         Except the material weaknesses identified including the Company's failure to appropriately apply accounting standards to two convertible debenture financings, there were no changes in the Company's internal control over financial reporting during the year ended December 31, 2004, other than as described above, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."

5. IN YOUR PROPOSED REVISED DISCLOSURE INCLUDED IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 4 IN YOUR LETTER DATED SEPTEMBER 15, 2005, YOU INDICATE THAT MANAGEMENT HAS SPENT A CONSIDERABLE AMOUNT OF TIME, EFFORT AND RESOURCES TO IMPROVE YOUR CONTROL ENVIRONMENT. DISCLOSE IN GREATER DETAIL THE NATURE OF THESE IMPROVEMENTS, INCLUDING THE SPECIFIC STEPS YOU HAVE TAKEN TO ADDRESS EACH OF THE MATERIAL WEAKNESSES IDENTIFIED IN YOUR DISCLOSURE.

RESPONSE

Please see the proposed language for the controls and procedures section set forth in response #4 above. The specific steps taken to remedy the material weakness include:

     o the engagement of the Complex Accounting and Transaction Expertise and the SEC Services Group of Deloitte & Touche;
     o the appointment of David Barnes as a director of the Company who has extensive accounting experience and will serve on our audit committee;
     o    the subscription to accounting journals; and
     o    the attendance of accounting seminars by our personnel.


6. IN YOUR PROPOSED REVISED DISCLOSURE INCLUDED IN YOUR RESPONSE TO PRIOR COMMENT NUMBER 4 IN YOUR LETTER DATED SEPTEMBER 15, 2005, YOU INDICATE THAT THERE WERE NO CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE YEAR ENDED DECEMBER 31, 2004, OTHER THAN DESCRIBED ABOVE. REVISE TO STATE CLEARLY, IF TRUE, THAT THERE WERE CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE PERIOD COVERED BY THE REPORT.

RESPONSE

We have revised to state that there have been changes in the Company's internal controls during the year including "the Company's failure to appropriately apply accounting standards to two convertible debenture financings."


7. IN THE CLOSING PARAGRAPH OF YOUR RESPONSE LETTER DATED SEPTEMBER 15, 2005, YOU INDICATE THAT YOU MUST FILE A REGISTRATION STATEMENT ON AN EXPEDITIOUS BASIS PURSUANT TO COVENANTS MADE TO LAURUS MATER FUND, LTD. FURTHER DESCRIBE THE REGISTRATION RIGHTS ASSOCIATED WITH THE LAURUS FINANCING. IN LIGHT OF THESE COVENANTS, EXPLAIN HOW YOU CONSIDERED THE GUIDANCE IN SFAS 133 AND EITF 00-19 IN DETERMINING THE CLASSIFICATION AND MEASUREMENT OF THE WARRANTS AND OPTIONS. ALSO TELL US HOW YOU CONSIDERED THE GUIDANCE IN SFAS 133 IN DETERMINING WHETHER THE EMBEDDED CONVERSIONS FEATURE SHOULD BE ACCOUNTED FOR SEPARATELY AS A DERIVATIVE AND THE GUIDANCE IN EITF 00-19 IN DETERMINING THE CLASSIFICATION.

RESPONSE
On June 27, 2005, the Company closed a $3,100,000 convertible financing facility with Laurus Master Fund, Ltd. ("Laurus"). The facility consists of a secured convertible note ("Minimum Borrowing Note") based on 90% of eligible accounts receivable which matures on June 27, 2008 and bears interest at an annual rate equal to The Wall Street Journal prime rate plus 3% ("contract rate") but never less than 8%.

At closing, the Company received $3,100,000 in proceeds from the facility based on its eligible accounts receivable. Laurus has the option to convert into common stock at anytime all or any portion of the principal and interest and fees payable at a fixed conversion price as follows:

     o first $1,000,000 in principal convertible at a fixed price of $0.40 (80% of the average price for 10 days prior to closing of debt);
     o next $1,000,000 in principal convertible at a fixed price of $0.50 (100% of the average price for 10 days prior to closing of debt); and,
     o any remaining principal convertible at a fixed price of $0.53 (105% of the average price for 10 days prior to closing of debt).

Should the Company complete a subsequent financing at a lower price than the original issue, the conversion prices of the three tranches above will be adjusted to 80%, 100% and 105% of the new lower price. This feature would modify the number of shares that the Company will issue on conversion of the notes.

The Company has the option of prepaying the note at any time by paying to the holder a sum of money equal to 130% of the principal amount of the note.

In connection with the financing, the Company issued warrants to purchase up to 2,100,000 shares of its common stock with 1,050,000 at an exercise price of $0.55 per share and 1,050,000 at an exercise price of $0.60 per share. The warrants vest immediately and expire on June 27, 2011. The Company also issued options to purchase up to 379,572 shares of its common stock, no par value per share, at an exercise price of $.0001 per share. The options vest immediately and expire on June 27, 2015.

The financing included a Registration Rights Agreement which prescribes that the Company shall have caused a registration statement to be filed with the SEC, in respect of the securities covered by the Minimum Borrowing Note, Warrants and Options within 30 days of closing and to cause the registrations to become effective within 90 days of closing. In the event that the Company fails to file such registration statement, the agreement also provides that the Company shall pay to Laurus, as partial damages, for each day that an Event has occurred and is continuing, an amount in cash equal to one-thirtieth (1/30th) of the product of: (A) the original principal amount of each Minimum Borrowing Note outstanding at such time multiplied by (B) 0.02. In the event the Company fails to make any such payments in a timely manner, Section 1 of the Registration Rights Agreement also provides that such payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

Assuming a successful registration of the shares and warrants, if the market price of the Company's common stock exceeds the then applicable fixed conversion price by at least 25%, the contract rate for the succeeding calendar month shall automatically be reduced by 100 basis points (1%) for each incremental 25% increase in the market price of the common stock above the then applicable fixed conversion price.

The Company accounted for the Laurus financing as a conventional convertible debt instrument under EITF 98-5 and EITF 00-27. The proceeds of $3,100,000 received by the Company were allocated between the options, warrants and the debenture without warrants on a pro rata basis. Paid in capital was credited by the value of the options and the warrants in the amount of $766,002. This unamortized debt discount was to be amortized over the three year term of the facility. The beneficial conversion feature was determined to be $953,739 which was also credited to paid in capital and was to be amortized over the three year term of the facility. The Company did not consider the guidance in SFAS 133 in determining whether the embedded conversion feature should be accounted for separately as a derivative and the guidance in EITF 00-19 in determining the classification.

In response to the Commission's comments, the Company has reviewed its accounting of the Laurus financing to determine whether any of its features qualify as embedded derivatives under the guidance SFAS 133 and EITF 00-19. The Company engaged the Complex Accounting and Transaction Expertise group and the SEC Services Group of Deloitte & Touche to assist with the application of these standards.

CONVERSION OPTION EMBEDDED IN THE NOTE

The Company concluded that the conversion option embedded in the note meets the characteristics of a derivative under FAS 133 paragraph 6 by satisfying the following criteria:

     1. The conversion option has an underlying index and a notional amount which determines the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required. The underlying index is the price of the Company's shares and the notional amount is the number of shares that each tranche can be converted into.

     2. The conversion option requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The Company did not pay an initial amount for the conversion option other than the implicit fair/(time) value of the option.

     3. The conversion option's terms require or permit net settlement, it can readily be settled net by a means outside the contract, and it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

With respect to the third criteria, the Company considered the impact on its share price should the convertible instruments held by Laurus be converted at the same time. The financing agreements provide for a mechanism whereby a conversion can result in no more than 4.99% of the Company's stock being owned by Laurus at any given time. The issue considered is whether this would allow Laurus to slowly convert and liquidate in a fashion that would limit the impact on the share price.

FAS 133, paragraph 11a. states that "Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position" would not be considered derivative contracts. Therefore, in order for the conversion feature not to be considered an embedded derivative both these criteria must be met.

First, to determine if the embedded feature was indexed to the Company's stock, we referred to EITF 01-6 - THE MEANING OF INDEXED TO A COMPANY'S STOCK, which concluded that:

       "5. THE TASK FORCE REACHED A CONSENSUS ON ISSUE 2 THAT INSTRUMENTS WITHIN THE SCOPE OF THIS ISSUE ARE CONSIDERED INDEXED TO A COMPANY'S OWN STOCK WITHIN THE MEANING OF ISSUE 00-19 AND PARAGRAPH 11(A) OF STATEMENT 133 FOR THE ISSUER PROVIDED THAT (1) THE CONTINGENCY PROVISIONS ARE NOT BASED ON (A) AN OBSERVABLE MARKET, OTHER THAN THE MARKET FOR THE ISSUER'S STOCK (IF APPLICABLE), OR (B) AN OBSERVABLE INDEX, OTHER THAN THOSE CALCULATED OR MEASURED SOLELY BY REFERENCE TO THE ISSUER'S OWN OPERATIONS (FOR EXAMPLE, SALES REVENUE OF THE ISSUER, EBITDA [EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION] OF THE ISSUER, NET INCOME OF THE ISSUER, OR TOTAL EQUITY OF THE ISSUER), AND (2) ONCE THE CONTINGENT EVENTS HAVE OCCURRED, THE INSTRUMENT'S SETTLEMENT AMOUNT IS BASED SOLELY ON THE ISSUER'S STOCK"

Also, paragraph 8 concludes that this EITF is still relevant to evaluate embedded instruments rather than FAS 150

       "8. STATEMENT 150 DOES NOT APPLY TO A FEATURE EMBEDDED IN A FINANCIAL INSTRUMENT THAT IS NOT A DERIVATIVE IN ITS ENTIRETY (FOR EXAMPLE, AN OPTION EMBEDDED IN A NONDERIVATIVE HOST CONTRACT) IN ANALYZING THE EMBEDDED FEATURE AS THOUGH IT WERE A SEPARATE INSTRUMENT UNDER THE METHOD REQUIRED BY PARAGRAPH 12 OF STATEMENT 133. THEREFORE, ISSUE 01-6 (AND ISSUE 00-19) ARE STILL APPLICABLE WHEN EVALUATING EMBEDDED DERIVATIVES FOR PURPOSES OF STATEMENT 133."

Paragraph 2.1 of the Minimum Borrowing Note details the conversion conditions, which are not based on an observable market, other than the market price of the Company's common shares, instead it is contingent upon registration of the shares; thus, criterion 11a (1) is met. In order to determine if criterion 11b
(2) is met, we considered EITF 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The purpose of this EITF is to provide guidance in terms of classification of these types of instruments (either asset/liability or equity). The general premise is that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.

Paragraph 4 of EITF 00-19 states that:

       "4. THE TASK FORCE OBSERVED THAT, PURSUANT TO PARAGRAPHS 11(A) AND 12(C) OF STATEMENT 133, IF AN EMBEDDED DERIVATIVE IS INDEXED TO THE REPORTING ENTITY'S OWN STOCK AND WOULD BE CLASSIFIED IN STOCKHOLDERS' EQUITY IF IT WAS A FREESTANDING DERIVATIVE, THAT EMBEDDED DERIVATIVE IS NOT CONSIDERED A DERIVATIVE FOR PURPOSES OF STATEMENT 133. THE TASK FORCE REACHED A CONSENSUS THAT FOR PURPOSES OF EVALUATING UNDER STATEMENT 133 WHETHER AN EMBEDDED DERIVATIVE INDEXED TO A COMPANY'S OWN STOCK WOULD BE CLASSIFIED IN STOCKHOLDERS' EQUITY IF FREESTANDING, THE REQUIREMENTS OF PARAGRAPHS 12-32 OF THIS ISSUE DO NOT APPLY IF THE HYBRID CONTRACT IS A CONVENTIONAL CONVERTIBLE DEBT INSTRUMENT IN WHICH THE HOLDER MAY ONLY REALIZE THE VALUE OF THE CONVERSION OPTION BY EXERCISING THE OPTION AND RECEIVING THE ENTIRE PROCEEDS IN A FIXED NUMBER OF SHARES OR THE EQUIVALENT AMOUNT OF CASH (AT THE DISCRETION OF THE ISSUER). HOWEVER, THE TASK FORCE OBSERVED THAT THE REQUIREMENTS OF PARAGRAPHS 12-32 OF THIS ISSUE DO APPLY WHEN AN ISSUER IS EVALUATING WHETHER ANY OTHER EMBEDDED DERIVATIVE INSTRUMENT IS AN EQUITY INSTRUMENT AND THEREBY EXCLUDED FROM THE SCOPE OF STATEMENT 133."

In order to determine if the convertible note is to be considered "conventional " such that the provisions of EITF 00-19 paragraphs 12 -32 would not need to be considered, we looked to EITF 05-2:

       "8. ON ISSUE 2, THE TASK FORCE REACHED A CONSENSUS THAT INSTRUMENTS THAT PROVIDE THE HOLDER WITH AN OPTION TO CONVERT INTO A FIXED NUMBER OF SHARES (OR EQUIVALENT AMOUNT OF CASH AT THE DISCRETION OF THE ISSUER) FOR WHICH THE ABILITY TO EXERCISE THE OPTION IS BASED ON THE PASSAGE OF TIME OR A CONTINGENT EVENT SHOULD BE CONSIDERED "CONVENTIONAL" FOR PURPOSES OF APPLYING ISSUE 00-19. INSTRUMENTS THAT CONTAIN "STANDARD" ANTIDILUTION PROVISIONS WOULD NOT PRECLUDE A CONCLUSION THAT THE INSTRUMENT IS CONVERTIBLE INTO A FIXED NUMBER OF SHARES. STANDARD ANTIDILUTION PROVISIONS ARE THOSE THAT RESULT IN ADJUSTMENTS TO THE CONVERSION RATIO IN THE EVENT OF AN EQUITY RESTRUCTURING TRANSACTION (AS DEFINED IN THE GLOSSARY OF STATEMENT 123(R)2) THAT ARE DESIGNED TO MAINTAIN THE VALUE OF THE CONVERSION OPTION."

We considered three factors in our determination of whether the convertible note was "conventional" or not:

     1. The clause that will adjust the conversion prices if a financing is closed at lower prices than the original price. This feature calls into question whether the note is convertible into a fixed number of shares. Note that a subsequent financing would not likely meet the definition of an equity restructuring as discussed in FAS 123(R).

     2. Whether the 2% per month penalty clause if the shares are not registered would be considered a net cash settlement feature. The argument is that if the Company is not able to register the underlying shares, the holder will demand the large penalty which will both provide an incentive for the Company to get the shares registered and compensate the holders for not being able to realize on the market value of the shares. The EITF is currently discussing this issue in EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO EITF ISSUE NO. 00-19, "ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK", but no conclusion has been reached.

     3. The overall complexity of the conditions with respect to the financing.

As a result, the note may not meet the definition of a "conventional" convertible debt. If not, then the note would not be considered "conventional" and therefore the criteria in paragraph 12-32 of EITF 00-19 must be considered.

The conversion option requires physical settlement, since the default settlement method is through a physical share settlement, which would seem to indicate that the conversion option would be classified as equity. However, the criteria in paragraphs 12-32 would call this into question.

Since the contract does not permit the Company to settle in unregistered shares, paragraphs 14 and 17 of EITF 00-19 clearly state the contract must be classified as an asset or a liability because the registration of the shares is not within the control of the Company.

           "14. THE EVENTS OR ACTIONS NECESSARY TO DELIVER REGISTERED SHARES ARE NOT CONTROLLED BY A COMPANY AND, THEREFORE, EXCEPT UNDER THE CIRCUMSTANCES DESCRIBED IN PARAGRAPH 18, BELOW, IF THE CONTRACT PERMITS THE COMPANY TO NET-SHARE OR PHYSICALLY SETTLE THE CONTRACT ONLY BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THAT THE COMPANY WILL BE REQUIRED TO NET-CASH SETTLE THE CONTRACT. AS A RESULT, THE CONTRACT MUST BE CLASSIFIED AS AN ASSET OR A LIABILITY."

The Laurus agreements do not explicitly indicate what would happen if the Company was unable to deliver registered shares. Upon review, the Company's legal counsel has indicated that, the holder has the right to refuse unregistered shares and could simply allow the penalty to accrue until either registration or maturity of the note in June 2008, implying a penalty of up to 66% of the principal.

       "17. THE TASK FORCE OBSERVED THAT IF (A) A DERIVATIVE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT WOULD BE PERMITTED OR REQUIRED AND (B) THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES, THEN NET-CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES (BECAUSE IT IS UNLIKELY THAT NON-PERFORMANCE WOULD BE AN ACCEPTABLE ALTERNATIVE). CONSEQUENTLY, THE DERIVATIVE MUST BE CLASSIFIED AS AN ASSET OR A LIABILITY (SUBJECT TO THE TRANSITION GUIDANCE IN THIS ISSUE) BECAUSE SHARE SETTLEMENT IS NOT WITHIN THE COMPANY'S CONTROL."

In addition, we examined whether the penalty could be considered a form of net-cash settlement and if so, what impact this would have on the analysis. We again considered the discussion above on whether the convertible note is conventional when evaluating if the penalty may be considered net cash settlement. Also, EITF 00-19 paragraph 25 states that:

       "25. THE TASK FORCE REACHED A CONSENSUS THAT THE ABILITY TO MAKE TIMELY SEC FILINGS IS NOT WITHIN THE CONTROL OF THE COMPANY. ACCORDINGLY, IF A CONTRACT PERMITS SHARE SETTLEMENT BUT REQUIRES NET-CASH SETTLEMENT IN THE EVENT THAT THE COMPANY DOES NOT MAKE TIMELY FILINGS WITH THE SEC, THAT CONTRACT MUST BE CLASSIFIED AS AN ASSET OR A LIABILITY"

The penalty is not explicitly a settlement for net cash, but presumably, the holder will either demand the full penalty or negotiate a cash settlement that will be no less than the increase in market value that the holder is unable to realize because the shares are not registered; in effect a net cash settlement.

After considering all of these factors we concluded that the embedded conversion option does not meet the exemption in paragraph 11 of FAS 133 and therefore should be bifurcated and accounted for separately at market value.

WARRANTS AND OPTIONS

The warrants and options attached to the Laurus financing have similar characteristics as the conversion option embedded in the Minimum Borrowing Note such as fixed conversion prices, requirement to settle in registered shares and a penalty if the shares are not registered.

Paragraph 8 of EITF 00-19 sets out the general rule for freestanding instruments indexed to the Company's stock:

        Equity
     o    Contracts that require physical settlement or net-share settlement
     o Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

        Assets or Liabilities

     o Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)

     o Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

     It would appear that the conversion option requires physical settlement, since the default settlement is a physical share settlement, which would seem to indicate that the conversion option would be classified as equity.

However, paragraphs 12 -32 of EITF 00-19 provide additional conditions that must be met (footnote 8 to paragraph 39) for an instrument to be classified as equity under the EITF. As discussed above, because of the requirement in the agreements to settle in registered shares and the size of the penalty for not registering the shares, the instrument does not appear to meet these additional criteria.

IMPACT OF A SUBSEQUENT REGISTRATION OF THE UNDERLYING SHARES

We also considered whether the classifications of these instruments would change should the Company succeed in registering the shares underlying the conversion option.

EITF 00-19, paragraph 10 states that:

       "10. THE CLASSIFICATION OF A CONTRACT SHOULD BE REASSESSED AT EACH BALANCE SHEET DATE. IF THE CLASSIFICATION REQUIRED UNDER THIS ISSUE CHANGES AS A RESULT OF EVENTS DURING THE PERIOD (IF, FOR EXAMPLE, AS A RESULT OF VOLUNTARY ISSUANCES OF STOCK THE NUMBER OF AUTHORIZED BUT UNISSUED SHARES IS INSUFFICIENT TO SATISFY THE MAXIMUM NUMBER OF SHARES THAT COULD BE REQUIRED TO NET-SHARE SETTLE THE CONTRACT -- SEE DISCUSSION IN PARAGRAPH 19, BELOW), THE CONTRACT SHOULD BE RECLASSIFIED AS OF THE DATE OF THE EVENT THAT CAUSED THE RECLASSIFICATION. THERE IS NO LIMIT ON THE NUMBER OF TIMES A CONTRACT MAY BE RECLASSIFIED. IF A CONTRACT IS RECLASSIFIED FROM PERMANENT OR TEMPORARY EQUITY TO AN ASSET OR A LIABILITY, THE CHANGE IN FAIR VALUE OF THE CONTRACT DURING THE PERIOD THE CONTRACT WAS CLASSIFIED AS EQUITY SHOULD BE ACCOUNTED FOR AS AN ADJUSTMENT TO STOCKHOLDERS' EQUITY. THE CONTRACT SUBSEQUENTLY SHOULD BE MARKED TO FAIR VALUE THROUGH EARNINGS. IF A CONTRACT IS RECLASSIFIED FROM AN ASSET OR A LIABILITY TO EQUITY, GAINS OR LOSSES RECORDED TO ACCOUNT FOR THE CONTRACT AT FAIR VALUE DURING THE PERIOD THAT THE CONTRACT WAS CLASSIFIED AS AN ASSET OR A LIABILITY SHOULD NOT BE REVERSED."

Therefore, the classification of the conversion feature, the warrants and the options as assets/liabilities (to be marked to market) would be reassessed once the Company completes the registration of the shares. Note that the other criteria in EITF 00-19 paragraphs 12-32 would also have to be met in order for the instruments to be reclassified to equity. For example:

     a) The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
     b) The contract contains an explicit limit on the number of shares to be delivered in a share settlement
     c) There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC
     d) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions)

     e) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
     f) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
     g) There is no requirement in the contract to post collateral at any point or for any reason

THE 8% FLOOR ON THE INTEREST VARIABLE INTEREST RATE

This clause contained in the Laurus loan agreement would appear to be considered clearly and closely related to the debt and would not be bifurcated, since the criteria in paragraph 13 (a) and (b) of FAS 133 are not met. The floor would not meet the condition in paragraph 13(a) because it could not result in the investor not recovering substantially all of its initial investment. The floor also would not meet the conditions in paragraph 13(b) because it could not result in a rate of return that is more than double the initial rate of return of nine percent (prime of about 5% at inception plus four percent). The floor, when in the money, will only result in a rate of eight percent.

THE CLAUSE THAT CONTAINS AN ADJUSTMENT TO THE INTEREST RATE BASED ON THE MARKET PRICE OF THE SHARES

This clause contained in the Laurus loan agreement appears to be an embedded derivative since an adjustment based on the equity price would not be clearly and closely related to the debt host.

PREPAYMENT CLAUSE

It would appear that the prepayment clause contained in the Laurus loan agreement is an embedded derivative under the guidance in DIG issue B16 since the debt was issued at a discount (after separating the warrant and options), and an investor can get double the stated return if the debt is called within about the first two years of the term (stated return of approximately 9% per year versus the 30% redemption premium).

The Company has concluded that the conversion option embedded in the note and the warrants and options attached to the note qualify as embedded derivatives under the guidance of SFAS 133 and EITF 00-19, and as such should be accounted for separately at inception at their fair value and subsequently marked to market. These instruments should also be classified as liabilities rather than as equity instruments. The remaining proceeds at inception would be allocated to the debt instrument and accreted back to its maturity amount over the life of the debt.

As the embedded derivatives are not standard and are not publicly quoted, a combination of Black & Scholes methodologies and Monte Carlo simulations were used.

Valuations were performed as of June 30, 2005 and September 30, 2005 and the conversion option, warrants and options were each valued separately. As the Company has no public rating or no public debt, it is very difficult to estimate the potential change of the credit spread between the issue date and valuation dates. Moreover, there is no evidence of any material event that could change significantly the credit spread of the issue. A constant credit spread equal to 300 basis points as per the issue date was therefore assumed in the valuation. For the valuation as of June 30, 2005, an assumption of 100% volatility was used and for the valuation as of September 30, 2005 an assumption of 142% volatility was used.

CONVERSION OPTION
As the issue is a floating rate note, it is inferred that it will substantially be always equal to par ($3,100,000 USD(1)). The implied number of conversion options will be derived by dividing the notional by the average conversion price. As showed in the table below, the conversion price was calculated using the weighted average conversion price for each tranche. This option was valued using a standard Black & Scholes model.

          TRANCHE        NOTIONAL        CONVERSION PRICE       WEIGHTED
                                                                AVERAGE
         Tranche 1       1,000,000              0.4              0.1290
         Tranche 2       1,000,000              0.5              0.1613
         Tranche 3       1,100,000             0.53              0.1881
                      ================                        =============
           TOTAL         3,100,000                               0.4784

---------------
(1) Notionals vary according to the outstanding eligible accounts receivable balance which are $2,929,111 as of June 30th and $2,958,117 as of September 30th respectively.

The interest rate adjustment clause contained in the conversion option sets that if the stock price exceeds the prevailing conversion price by a certain level, interest payments on the floating rate note will be reduced. This clause diminishes the conversion options fair value as the holder will be penalized when the conversion option will be in the money. The fair value for this clause is dependant on the expected behaviour of the prime rate and the Company's stock price. This clause was valued using a Monte Carlo simulation model using a mean reversion process to simulate the prime rate and a standard Geometric Brownian motion process for the Company's stock price.

The 8% floor on interest rate clause contained in the conversion option was valued using a Monte Carlo simulation model with a mean reversion process to simulate the prime rate. As the value of the floor option was determined to be relatively insignificant ($17,000 liability as of June 30, 2005 and $10,000 liability as of September 30, 2005 representing an impact on the fair value of ..6% and .3% respectively for the valuations), it was ignored in the valuation of the conversion option. The impact of this analysis will be performed at each valuation date. If the model shows that the floor option would have a significant impact on the market value, the conversion option will have to be valued using a different model that will implicitly account for the floor option such as the binomial model.

The 5% limitation upon issuance of shares was ignored in this valuation based on the assumption that it is a liquidity feature that would not significantly impact the valuation.

WARRANTS AND OPTIONS

Valuation of the warrants and options were performed separately using standard Black & Scholes methodology. As the Company would be required to issue new shares for these instruments it used a valuation with a dilution effect.

VALUATION RESULTS

Derivative                              6/30/05        9/30/05
------------------------------------- ------------- --------------
Conversion Options                      $857,787      $574,840
Interest Adjustment Clause              (83,024)      ($40,687)
Warrants                                $677,747      $459,202
Options                                 $175,687      $105,415
                                        --------      --------

                                       $1,628,198    $1,098,770
                                       ==========    ==========

The entries to correct the accounting of the embedded derivatives contained within the Laurus financing are as follows:

JUNE 30, 2005                                               DR            CR
-------------                                            ---------    ---------

To reverse previous entry:

Unamortized Beneficial Conversion Feature                                951,126
Unamortized Debt Discount                                                763,903
Paid in Capital                                           1,719,741
Interest Expense (3 days amortization of
BCF and Debt Discount)                                                     4,712
                                                          ---------    ---------
                                                          1,719,741    1,719,741
                                                          =========    =========


To record at fair value as at June 30, 2005 and record amortization for 3 days:

Conversion Option                                                        857,787
Interest Adjustment Clause                                   83,024
Warrants                                                                 677,747
Options                                                                  175,687
Deferred Financing Costs                                  1,628,198
Deferred Financing Costs                                                   4,523
Financing Expense (3 days amortization)                       4,523
                                                          ---------    ---------
                                                          1,715,745    1,715,745
                                                          =========    =========


SEPTEMBER 30, 2005                                           DR           CR
------------------                                        ---------    ---------

To reverse previous entry:

Unamortized Beneficial Conversion Feature                    79,261
Unamortized Debt Discount                                    63,659
Interest Expense (3 months amortization of
BCF and Debt Discount)                                                   142,920
                                                          ---------    ---------
                                                            142,920      142,920
                                                          =========    =========


To adjust fair value to September 30, 2005 valuation and record amortization for
3 months:

Conversion Option                                           282,947
Interest Adjustment Clause                                                42,337
Warrants                                                    218,546
Options                                                      70,272
Deferred Financing Costs                                                 135,306
Financing Expense (3 months amortization)                   135,306
Financing Expense (Mark-to-market of derivatives)
                                                                         529,428
                                                          ---------    ---------
                                                            707,071      707,071
                                                          =========    =========

The following table quantifies the EPS impact of these restatements:
                                                                       OPERATING
                                                                       EARNINGS
                                                         AMOUNT        PER SHARE
--------------------------------------------------------------------------------

Net loss, as reported in Form 10-QSB
for the quarterly period ended
June 30, 2005                                          (820,529)          (0.21)
   To correct accounting error
   for embedded derivatives                                 189           (0.00)
REVISED NET LOSS                                       (820,340)          (0.21)
--------------------------------------------------------------------------------

Net loss, as reported in Form 10-QSB
for the quarterly period ended
September 30, 2005                                     (534,335)          (0.11)
   To correct accounting error
   for embedded derivatives                             537,042            0.11
REVISED NET INCOME                                        2,707            0.00
--------------------------------------------------------------------------------


The tables attached hereto as Exhibit B quantify the balance sheet impact of these misstatements.

The Company intends to file Forms 10-QSB/A amending the Forms 10-QSB for the periods ending June 30, 2005 and September 30, 2005, to include the respective restated financial statements as soon as possible after the completion of its discussions with the SEC staff.

In its decision to amend the Forms 10-QSB, the Company gave consideration to SAB 99 which emphasizes the importance of considering both quantitative and qualitative factors in assessing the materiality of accounting misstatements. At both June 30, 2005 and September 30, 2005, the accounting misstatements resulted in gains on statements of operations. Although the amount of gain at June 30, 2005 was immaterial the gain at September 30, 2005 was greater than the reported loss and therefore resulted in positive income for the period. At both June 30, 2005 and September 30, 2005, the accounting misstatements resulted in greater liabilities than those reported. In consideration of the balance sheet impact as well as the complexity and nature of the derivative instruments, the Company concluded that the misstatements were material and that the financial statements for the quarterly periods ending June 30, 2005 and September 30, 2005 be restated and that the respective Forms 10-QSB be amended.


8. YOUR DISCLOSURE SUGGESTS THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE IN ALERTING THE OFFICERS ON A TIMELY BASIS TO MATERIAL INFORMATION REQUIRED TO BE INCLUDED IN YOUR EXCHANGE ACT REPORTS. AS PREVIOUSLY REQUESTED IN PRIOR COMMENT NUMBER 5 OF OUR LETTER DATED JULY 28, 2005, PLEASE CONFIRM WHETHER YOUR OFFICERS HAVE ALSO CONCLUDED ON THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES AS DEFINED IN RULE 13A-15(E) OF THE EXCHANGE ACT. IN THIS REGARD, PROVIDE US WITH AND INCLUDE IN ANY AMENDMENT TO YOUR FILING A STATEMENT REGARDING WHETHER YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE IN ENSURING THAT INFORMATION REQUIRED TO BE DISCLOSED IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSIONS RULES AND FORMS.

RESPONSE

Please see the revised disclosure below. The disclosure affirmatively states that "the controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

         "(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and recorded within time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management was required to apply its judgment in evaluating its cost benefit relationship of possible controls and procedures. The Company's certifying officers have concluded that the Company's disclosure controls and procedures were not effective in reaching that level of reasonable assurance in so far as the controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

         As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective. In light of the material weakness described below, which were first discovered by the Chief Executive Officer and the Chief Financial Officer subsequent to the end of the quarter ended June 30, 2005, the Company implemented additional procedures to ensure its consolidated financial statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes the financial statements presented in this Form 10-QSB fairly present, in all material respects, the Company's financial position, results of operations and cash flow for the periods presented.

         The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005.

         A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of June 30, 2005, management has identified the following material weaknesses:

         1. As of June 30, 2005, the Company did not have an effective control environment based on criteria established in "Internal Control - Integrated Framework" issued by COSO. The Company failed to design appropriate company wide policies and procedures over the accounting, revenue, treasury and risk management functions and did not uniformly and consistently communicate the importance of internal controls throughout the organization. In addition, the Company's policies and procedures with respect to review and supervision of its accounting operations were not operating effectively in so far as the Company failed to implement the appropriate accounting treatment in connection with two convertible debenture financings engaged in by the Company. This control deficiency, together with the control deficiencies described in point 2 below, indicate that the Company did not maintain an effective control environment. This control deficiency could result in a material misstatement of annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness.

         2. As of June 30, 2005, the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the Company's financial reporting requirements including personnel that had the expertise to evaluate the accounting treatment of convertible debentures issued by the Company. In addition, the Company also failed to implement processes to ensure periodic monitoring of its existing internal control activities over financial reporting. Specifically, the Company had a shortage of finance and accounting staff with sufficient depth and skill in the application of U.S. generally accepted accounting principles and individuals in the finance function who did not have the appropriate skills, training and experience to meet the objective that should be expected of these roles.

         Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of June 30, 2005, based on the criteria in Internal Control - Integrated Framework.

         PLAN FOR REMEDIATION OF MATERIAL WEAKNESSES

         At the direction of our board of directors, management has spent and continues to spend a significant amount of time, effort and resources to improve our control environment. Such efforts have included the engagement of the Complex Accounting and Transaction Expertise and the SEC Services Group of Deloitte & Touche, the appointment of David Barnes as a director of the Company who has extensive accounting experience and will serve on our audit committee, the subscription to accounting journals and the attendance of accounting seminars by our personnel. This effort has been undertaken to improve our operational and financial reporting efficiency.

         Although we have undertaken steps to prevent further material weaknesses or significant deficiencies in our internal controls, we cannot assure that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that have not previously been identified, or that all the material weaknesses identified in this report will be remediated by December 31, 2005.

         (B) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         Except the material weaknesses identified including the Company's failure to appropriately apply accounting standards to two convertible debenture financings, there were no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2005, other than as described above, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."

9. WE NOTE YOUR DISCLOSURE THAT "SINCE THE EVALUATION DATE, THERE HAVE NOT BEEN ANY SIGNIFICANT CHANGES IN [Y]OUR INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT SUCH CONTROLS. AS PREVIOUSLY REQUESTED IN PRIOR COMMENT NUMBER 6 OF OUR LETTER DATED JULY 28, 2005, PROVIDE US WITH AND INCLUDE IN ANY AMENDMENT TO YOUR FILING A DEFINITIVE STATEMENT REGARDING WHETHER THERE HAS BEEN ANY CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING IDENTIFIED IN CONNECTION WITH YOUR EVALUATION THAT OCCURRED DURING THE PERIOD COVERED BY THE REPORT THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. REFER TO SECTION II.F.4 OF RELEASE NO. 33-8238 FOR ADDITIONAL GUIDANCE.

RESPONSE

Please see the response to comment 8 above. We have revised the disclosure to state that "there were no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2005, other than as described above, THAT MATERIALLY AFFECTED, or are REASONABLY LIKELY TO MATERIALLY AFFECT, the Company's internal control over financial reporting." [emphasis added].

10. IN LIGHT OF THE FACT THAT MATERIAL WEAKNESSES EXISTED AS OF DECEMBER 31, 2004, TELL US AND DISCLOSE IN ANY AMENDMENT IN REASONABLE DETAIL THE BASIS FOR THE OFFICERS' CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE NONETHELESS EFFECTIVE AS OF JUNE 30, 2005. IN THIS REGARD, DESCRIBE WHY YOU BELIEVE THAT THE MATERIAL WEAKNESSES NO LONGER EXIST.

RESPONSE

See the response to comment 8 above. We have revised to disclose that the material weaknesses still existed as of June 30, 2005 and we are working to eliminate such material weaknesses by the year ending December 31, 2005.

                                       ***


         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Prior to filing a clean copy of the Form 10-K/A and Forms 10-QSB/A on Edgar we respectfully request a conference call to ensure that we have addressed the above matters to your satisfaction.


                                                     Sincerely,



                                                     Kelly L. Hankinson
                                                     Chief Financial Officer
                                                     Tel: 905-460-3042
                                                     Fax: 905-460-3050

cc:      Arthur Marcus, Esq.
         Gersten Savage LLP



Schedule A
Calculation of Adjustments to BCF 2003 and 2004
31-Dec-04
                                                       Alpha                                                                Alpha
Investor    Prior to:            Bristol    Camden     Cap 1      Aspen    Standard   Tazbaz    Stonestreet   Cap Filter    Cap 2
Issue Date   26-Jun-05          5-Dec-02    5-Dec-02  5-Dec-02   5-Dec-02  5-Dec-02  31-Dec-02   21-Jan-03     21-Jan-03  21-Jan-03
-----------------------------------------------------------------------------------------------------------------------------------
Principal:                     $ 200,000   $ 200,000 $ 250,000  $ 100,000  $ 50,000  $ 100,000  $    75,000   $   75,000  $  25,000

Allocate to Warrants:          $ 158,868   $ 158,868 $ 198,565  $  79,434  $ 39,715  $  71,456  $    51,972   $   51,972  $ 181,123
Allocate to Debenturess:       $  41,132   $  41,132 $  51,415  $  20,566  $ 10,285  $  28,544  $    23,028   $   23,028  $  93,877

Most Beneficial
Conversion Price:

Stock Price @ Issue Date

# of Shares on Conversion

Effective Conversion Price

-----------------------------------------------------------------------------------------------------------------------------------
Beneficial Conversion on Issue
===================================================================================================================================

Limit to beneficial
conversion                     $  41,132   $  41,132 $  51,415  $  20,566  $ 10,285  $  28,544  $    23,028   $   23,028  $   7,676

Beneficial
conversion amount
Q4 2002                        $  41,132   $  41,132 $  51,415  $  20,566  $ 10,285  $  28,544  $    23,028   $   23,028  $  93,877
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


Total warrant and
beneficial conversion
amounts                        $ 200,000   $ 200,000 $ 250,000  $ 100,000  $ 50,000  $ 100,000  $    75,000   $   75,000  $ 275,000

Amortization of debt discount
and beneficial conversion
Q4 2002                           14,130       14,130   17,663      7,065     3,533      3,533
Q1 2003                          110,870       50,000   62,500     25,000    12,500     41,467       26,000       14,063     33,628
Q2 2003                           75,000       50,000   62,500     25,000    12,500     55,000       49,000       18,750     68,750
Q3 2003                                        85,870   62,500     25,000    12,500       --           --         27,187     68,750
Q4 2003                                                 44,837     17,935     8,967       --           --         15,000    103,872

Q1 2004
Q2 2004
Q3 2004
Q4 2004

Unamortized balance
Dec 31, 2004                   $   --      $   --    $   --     $   --     $   --    $   --     $   --        $   --      $   --





===================================================================================================================================



                                                                       Alpha                    Alpha
Investor    Prior to:          Camden 2    Bristol 2  Stonestreet 2    Cap 3      Camden 3      Cap 3     Camden 4   Tazbaz 2
Issue Date   26-Jun-05         14-Feb-03   14-Feb-03    14-Feb-03    14-Mar-03    8-Apr-03     2-May-03   8-May-03   28-May-03
-----------------------------------------------------------------------------------------------------------------------------------
Principal:                     $ 275,000   $  200,000   $ 125,000    $ 100,000   $ 225,000    $ 100,000  $  40,000   $  60,000

Allocate to Warrants:          $ 181,123   $  131,725   $  82,328    $  30,865   $  71,124    $  20,561  $   9,588   $  15,548
Allocate to Debenturess:       $  93,877   $   68,275   $  42,672    $  69,135   $ 153,876    $  79,439  $  30,412   $  44,452

Most Beneficial
Conversion Price:

Stock Price @ Issue Date

# of Shares on Conversion

Effective Conversion Price

-----------------------------------------------------------------------------------------------------------------------------------
Beneficial Conversion on Issue
===================================================================================================================================

Limit to beneficial
conversion                     $  93,877   $   68,275   $  42,672    $  69,135   $ 153,876    $  79,439  $  30,412   $  44,452

Beneficial
conversion amount              $  93,877   $   68,275   $  42,672    $  69,135   $ 153,876    $  79,439  $  30,412   $  44,452
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


Total warrant and
beneficial conversion
amounts                        $ 275,000   $  200,000   $ 125,000    $ 100,000   $ 225,000    $ 100,000  $  40,000   $  60,000

Amortization of debt discount
and beneficial conversion
Q4 2002
Q1 2003                           33,628       24,457      15,285
Q2 2003                           68,750       50,000      31,250        4,620      50,747       20,000      5,761       5,380
Q3 2003                           68,750      125,543      31,250       25,000      56,250       25,000     10,000      54,620
Q4 2003                          103,872                   47,215       25,000     118,003       55,000     24,239
                                                                        45,380
Q1 2004                                                                 45,380
Q2 2004
Q3 2004
Q4 2004

Unamortized balance
Dec 31, 2004                   $   --      $   --       $   --       $   --      $   --       $   --     $   --      $   --


===================================================================================================================================


                                                                                             Alpha
Investor    Prior to:          Bristol 3   Tazbaz 3    Bristol 4   Bristol 5     Filter 2    Cap 5     Tazbaz 2    Bristol 6
Issue Date   26-Jun-05         30-Jun-03   17-Jul-03   22-Jul-03   14-Oct-03    14-Oct-03  20-Oct-03   24-Oct-03   31-Oct-03
-----------------------------------------------------------------------------------------------------------------------------------
Principal:                     $ 150,000   $  50,000   $ 150,000   $ 100,000    $  50,000  $  75,000   $ 100,000   $ 100,000

Allocate to Warrants:          $ 103,322   $   7,502   $ 108,598   $  79,800    $  39,049  $  58,574   $  11,550   $  78,099
Allocate to Debenturess:       $  46,678   $  42,498   $  41,402   $  20,200    $  10,951  $  16,426   $  88,450   $  21,901

Most Beneficial
Conversion Price:

Stock Price @ Issue Date

# of Shares on Conversion

Effective Conversion Price

-----------------------------------------------------------------------------------------------------------------------------------
Beneficial Conversion on Issue
===================================================================================================================================

Limit to beneficial
conversion                     $  46,678   $  42,498   $  41,402   $  20,200    $  10,951  $  16,426   $  88,450   $  21,901

Beneficial
conversion amount              $  46,678   $  42,498   $  41,402   $  20,200    $  10,951  $  16,426   $  88,450   $  21,901
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004


Total warrant and
beneficial conversion
amounts                        $ 150,000   $  50,000   $ 150,000   $ 100,000    $  50,000  $  75,000   $ 100,000   $ 100,000

Amortization of debt discount
and beneficial conversion
Q4 2002                              408
Q1 2003                           37,500      50,000      28,533
Q2 2003                          112,092                 121,467      70,000       20,000     14,878      25,000      16,576
Q3 2003                                                               30,000       30,000     60,122      75,000      83,424
Q4 2003                                                               30,000       30,000     18,750      75,000      83,424
                                                                                              18,750
Q1 2004                                                                                       18,750
Q2 2004                                                                                        3,872
Q3 2004
Q4 2004

Unamortized balance
Dec 31, 2004                   $   --      $   --      $   --      $   --       $   --     $   --      $   --      $   --



===================================================================================================================================



Investor    Prior to:          Tazbaz 5     Bristol 7     Tazbaz 6      Bristol 8      Tazbaz 7       Bristol 9       Tazbaz 8
Issue Date   26-Jun-05         8-Jan-04     24-Mar-04     29-Mar-04     20-May-04      24-May-04      18-Jun-04       18-Jun-04
-----------------------------------------------------------------------------------------------------------------------------------
Principal:                     $  25,000  $    350,000  $    100,000   $    150,000  $    100,000  $     250,000    $    200,000

Allocate to Warrants:          $   2,778  $    253,001  $     68,963   $    113,192  $     73,871  $     202,231    $    157,068
Allocate to Debenturess:       $  22,222  $     96,999  $     31,037   $     36,808  $     26,129  $      47,769    $     42,932

Most Beneficial
Conversion Price:              $ 0.00115  $    0.00050  $    0.00045   $    0.00045  $    0.00040  $      0.00050   $    0.00050

Stock Price @ Issue Date       $  0.0023  $     0.0010  $     0.0009   $     0.0008  $     0.0008  $       0.0010   $     0.0010

# of Shares on Conversion     21,739,130   700,000,000   222,222,222    375,000,000   250,000,000     500,000,000    400,000,000

Effective Conversion
 Price                     $ 0.001022212  $0.000138570  $0.000139667   $0.000098155  $0.000104516  $  0.000095538   $0.000107330

-----------------------------------------------------------------------------------------------------------------------------------
Beneficial Conversion on Issue $  27,778  $    603,001  $    168,963   $    443,192  $    259,585  $      452,231   $    357,068
===================================================================================================================================

Limit to beneficial
conversion                     $  22,222  $     96,999  $     31,037   $     36,808  $     26,129  $       47,769   $     42,932

Beneficial
conversion amount
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003                        $  22,222  $     96,999  $     31,037
Q1 2004                                                                $     36,808  $     26,129  $       47,769   $     42,932
Q2 2004
Q3 2004
Q4 2004


Total warrant and
beneficial conversion
amounts                        $  25,000  $    350,000  $    100,000   $    150,000  $    100,000  $      250,000   $    200,000

Amortization of debt discount
and beneficial conversion
Q4 2002                           25,000         5,833           556
Q1 2003                             --         116,167        99,444         16,896        10,165           8,242          6,593
Q2 2003                             --          87,500          --           37,500        89,835          62,500         50,000
Q3 2003                             --          87,500          --           37,500          --            62,500        143,407
Q4 2003

Q1 2004
Q2 2004
Q3 2004
Q4 2004

Unamortized balance
Dec 31, 2004                   $   --     $     53,000  $   --         $     58,104  $      --     $      116,758   $      --




===================================================================================================================================


Investor    Prior to:         Bristol 10        Alpha 6           Tazbaz 9
Issue Date   26-Jun-05        12-Nov-04       12-Nov-04          12-Nov-04        12-Nov-04
-----------------------------------------------------------------------------------------------------------------------------------
Principal:                 $      312,500    $      312,500   $      250,000

Allocate to Warrants:      $      169,290    $      154,781   $      123,825
Allocate to Debenturess:   $      143,210    $      157,719   $      126,175

Most Beneficial
Conversion Price:          $      0.00016    $      0.00016   $      0.00016

Stock Price @ Issue Date   $       0.0002    $       0.0002   $       0.0002

# of Shares on Conversion   1,953,125,000     1,953,125,000    1,562,500,000

Effective Conversion
 Price                     $  0.000073324    $  0.000080752   $  0.000080752

-----------------------------------------------------------------------------------------------------------------------------------
Beneficial Conversion on Issue $  247,414    $      232,906   $      186,235      $  2,978,373
===================================================================================================================================

Limit to beneficial
conversion                 $      143,210    $      157,719   $      126,175      $  1,848,450

Beneficial
conversion amount                                                                 $     --         Booked          Diff
Q4 2002                                                                           $    193,074    2,898,328   -$ 2,705,254
Q1 2003                                                                           $    327,691    4,029,216   -$ 3,701,525
Q2 2003                                                                           $    354,857      621,490   -$   266,633
Q3 2003                                                                           $    104,100    1,528,700   -$ 1,424,600
Q4 2003                                                                           $    137,728    1,067,739   -$   930,011
Q1 2004                                                                           $    150,258      624,211   -$   473,953
Q2 2004                                                                           $    153,638      916,229   -$   762,591
Q3 2004                                                                                 --          967,440   -$   967,440
Q4 2004                    $      143,210    $      157,719   $      126,175      $    427,104    1,298,952   -$   871,848

                                                                                  $  1,848,450   13,952,305   -$12,103,855
Total warrant and
beneficial conversion
amounts                    $      312,500    $      312,500   $      250,000

Amortization of debt discount
and beneficial conversion                                                                         Booked          Diff
Q4 2002                                                                           $     60,054    2,898,328   -$ 2,838,274
Q1 2003                                                                           $    420,458    4,029,216   -$ 3,608,758
Q2 2003                                                                           $    590,916      621,490   -$    30,574
Q3 2003                                                                           $    931,753    1,528,700   -$   796,947
Q4 2003                                                                           $    847,893    1,067,739   -$   219,846
                                                                                  $    323,926
Q1 2004                                                                           $    313,943      624,211   -$   310,268
Q2 2004                                                                           $    276,257      916,229   -$   639,972
Q3 2004                                                                           $    346,085      967,440   -$   621,355
Q4 2004                            41,610            41,610           40,000      $    457,999    1,298,952   -$   840,953

Unamortized balance
Dec 31, 2004               $      270,890    $      270,890   $      210,000      $    979,642   13,952,305   -$ 9,906,947


===================================================================================================================================

                       REVISED          AS FILED              DIFF
                       -------          --------              ----

Face Value              1,484,600
Revised Disc.            (979,958)
                     ------------
              2004        504,958        566,653              (61,695)   - AJE - B/S
                     ============
                     Revised            As Filed             Diff


              2004      1,394,284      3,806,832           (2,412,548)   - AJE - P&L

              2003        460,000
                         (323,926)
                     ------------
                          136,074        215,558              (79,484)   - AJE - B/S
                     ============

              2003      2,591,020      7,247,145           (4,656,125)   - AJE - P&L

              2002        900,000
                         (839,946)
                     ----------------------------
                           60,054        192,950             (132,896)   - AJE - B/S
                     ============================

              2002         60,054      2,989,328           (2,838,274)   - AJE - P&L



EXHIBIT B





                                   30-Jun-05
                                                     Reported             Adj          Revised

LIABILITIES
    CURRENT LIABILITIES
        Laurus Funds
           Principal                                  2,929,111                         2,929,111  Group as "Laurus Funds"
           Unamortized Beneficial
                Conversion Feature                     -951,126            951,126                 Group as "Laurus Funds"
           Unamortized Debt Discount                   -763,904            763,904                 Group as "Laurus Funds"
           Deferred Financing Costs                                     -1,623,675     -1,623,675  Group as "Laurus Funds"
           Conversion Option                                               857,787        857,787  Group as "Current Derivatives"
           Interest Adjustment Clause                                      -83,024        -83,024  Group as "Current Derivatives"
           Accounts payable                           1,627,646                         1,627,646
           Current portion long-term debt               116,495                           116,495
                                                    ------------                   ---------------

                                                      2,958,222                         3,824,340
    LONG-TERM LIABILITIES
           Long-term portion of debt                    138,678                           138,678
           Warrants                                                        677,747        677,747  Group as "Long-Term Derivatives"
           Options                                                         175,687        175,687  Group as "Long-Term Derivatives"

                                                        138,678                           992,112
                                                    ------------                   ---------------

                                                      3,096,900                         4,816,452
                                                    ============                   ===============


STOCKHOLDERS' EQUITY
    CAPITAL STOCK                                    51,801,313         -1,719,741     50,081,572
    DEFICIT                                         -45,170,552                189    -45,170,363
    ACCUMULATED OTHER COMPREHENSIVE LOSS             -1,335,957                        -1,335,957
                                                    ------------                   ---------------

                                                      5,294,804                         3,575,252
                                                    ------------                   ---------------

                                                      8,391,704                         8,391,704
                                                    ============                   ===============




                                   30-Sep-05
                                                 Reported             Adj          Revised

Liabilities
    Current Liabilities
        Laurus Funds
           Principal                                 2,958,117                     2,958,117   Group as "Laurus Funds"
           Unamortized Beneficial
                Conversion Feature                    -871,865        871,865                  Group as "Laurus Funds"
           Unamortized Debt Discount                  -700,244        700,244                  Group as "Laurus Funds"
           Deferred Financing Costs                                -1,488,369     -1,488,369   Group as "Laurus Funds"
           Conversion Option                                          574,840        574,840   Group as "Current Derivatives"
           Interest Adjustment Clause                                 -40,687        -40,687   Group as "Current Derivatives"
           Accounts payable                          1,192,707                     1,192,707
           Current portion long-term debt              117,165                       117,165
                                                ---------------                 -------------

                                                     2,695,880                     3,313,773
    Long-term Liabilities
           Long-term portion of debt                   113,449                       113,449
           Warrants                                                   459,202        459,202   Group as "Long-term Derivatives"
           Options                                                    105,415        105,415   Group as "Long-term Derivatives"

                                                       113,449                       678,066
                                                ---------------                 -------------

                                                     2,809,329                     3,991,839
                                                ===============                 =============


STOCKHOLDERS' EQUITY
    CAPITAL STOCK                                   52,139,370     -1,719,741     50,419,629
    DEFICIT                                        -45,704,887        537,231    -45,167,656
    ACCUMULATED OTHER COMPREHENSIVE LOSS            -1,335,275                    -1,335,275
                                                ---------------                 -------------

                                                     5,099,208                     3,916,698
                                                ---------------                 -------------

                                                     7,908,537                     7,908,537 (test)
                                                ===============                 =============

